Exchange Traded Concepts Trust

3555 Northwest 58th Street

Suite 410

Oklahoma City, Oklahoma 73112

March 12, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (the “Registrant”) (Reg. Nos. 333-156529 and 811-22263)
Application for Withdrawal of Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of the Registrant, we are filing this request, pursuant to Rule 477(a) under the Securities Act of 1933, to withdraw the filing of a Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A regarding a series of the Registrant: Yorkville High Income MLP ETF (the “Fund”).

The Registrant, on behalf of the Fund, filed on March 9, 2012 under Rule 485(b), Post-Effective Amendment No. 10 under the Securities Act of 1933 and Amendment No. 13 (the "Amendment") under the Investment Company Act of 1940 to the Registration Statement (Accession Number 0001144204-12-014086).  We are requesting that the Amendment be withdrawn as it was dated with an incorrect effective date of March 13, 2012. The correct effective date is today, March 12. After the submission of this request, the Registrant will file a new post-effective amendment pursuant to Rule 485(b) designating that such filing will be become effective immediately upon filing. The Registrant therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold pursuant to the Amendment.

If you have any questions regarding this filing, please contact Chris Menconi at (202) 739-5896 or Abby Bertumen at (202) 739-5945 with Morgan, Lewis & Bockius LLP.

EXCHANGE TRADED CONCEPTS TRUST

By: /s/ J. Garrett Stevens

Name: J. Garrett Stevens

Title: President